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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                        TURKCELL ILETISIM HIZMETLERI A.S.
                        ---------------------------------
                                (Name of Issuer)

               Ordinary Shares, nominal value TRY 0.001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    900111204
                                 --------------
                                 (CUSIP Number)

                              Mr. Ibrahim Demirtas
                         Buyukdere Cad. Yapi Kredi Plaza
                               A Blok K. 15 34330
                            Levent, Istanbul, Turkey
                              Tel: +90 212 280 1111
                              Fax: +90 212 280 5893
                             Copy to Mr. Emre Derman
                           Derman Ortak Avukat Burosu
   Maya Akar Center Buyukdere Cad. No. 100/17 Esentepe 34394 Istanbul, Turkey
                              Tel: +90 212 355 1300
                              Fax: +90 212 355 1301
   --------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 25, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D                      Page 2 of 27

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D                      Page 3 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mehmet Emin Karamehmet
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) orr 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Turkey
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             250,415,403.684 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                945,992,544.110 ordinary shares
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         250,415,403.684 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,196,407,947.794 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     64.5% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 4 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Buselten Finance S.A.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Panama
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             250,415,403.684 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                945,992,544.110 ordinary shares
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         250,415,403.684 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,196,407,947.794 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     64.5% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 5 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Karamko Imalat Ziraat Endustri ve Ticaret A.S.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Turkey
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             250,415,403.684 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                945,992,544.110 ordinary shares
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         250,415,403.684 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,196,407,947.794 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     64.5% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 6 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cukurova Holding A.S.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Turkey
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             250,415,403.684 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                945,992,544.110 ordinary shares
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         250,415,403.684 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,196,407,947.794 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     64.5% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 7 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cukurova Finance International Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     British Virgin Islands
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             0
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                945,992,544.110 ordinary shares
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         0
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     51.0% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 8 of 27

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cukurova Telecom Holdings Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     British Virgin Islands
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             945,992,544.110 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                0
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         945,992,544.110 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     51.0% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                      Page 9 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Turkcell Holding A.S.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Turkey
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             945,992,544.110 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                0
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         945,992,544.110 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     945,992,544.110 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     51.0% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                     Page 10 of 27

CUSIP No. 900111204
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Cukurova Investments N.V.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   Citizenship of Place of Organization

     Netherlands Antilles
--------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares Bene-             111,172,778.485 ordinary shares
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                0
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive Power
                         111,172,778.485 ordinary shares
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power
                         0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     111,172,778.485 ordinary shares
--------------------------------------------------------------------------------
12. Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.99% of ordinary shares
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D                     Page 11 of 27

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to ordinary shares, YTL 0.001 par value per share (the "Shares"), of Turkcell Iletisim Hizmetleri A.S. (the "Issuer"). The address of the principal executive office of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 153, Tepebasi, Istanbul, Turkey.

Item 2.  Identity and Background

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Mr. Mehmet Emin Karamehmet;

(ii) Buselten Finance S.A. ("Buselten");

(iii) Karamko Imalat Ziraat Endustri ve Ticaret A.S. ("Karamko");

(iv) Cukurova Holding A.S. ("Cukurova Holding");

(v) Cukurova Finance International Limited ("Cukurova Finance International");

(vi) Cukurova Telecom Holdings Limited ("Cukurova Telecom Holdings");

(vii) Turkcell Holding A.S. ("Turkcell Holding"); and

(viii) Cukurova Investments N.V. ("Cukurova Investments").

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

The Reporting Persons

Mr. Mehmet Emin Karamehmet is a Turkish citizen with his business address at Buyukdere Cad. Yapi Kredi Plaza A Blok K: 15 34330 Levent, Istanbul, Turkey. Mehmet Emin Karamehmet is the chairman of the board of directors of Cukurova Holding, a Turkish joint stock company with its principal address at Buyukdere Cad. Yapi Kredi Plaza A Blok K: 15 34330 Levent, Istanbul, Turkey. The principal business of Cukurova Holding is to function as a holding company. Mehmet Emin Karamehmet is the holder of 100% of the outstanding shares of Buselten and, in such capacity, may be deemed to be a beneficial owner of the Shares held directly by Turkcell Holding, Cukurova Holding, Cukurova Investments and T. Genel Sigorta A.S.

Buselten is a Panamian stock corporation, with its principal address at 53rd Street, Urbanization Obarrio Swiss Tower, 16th Floor, Republic of Panama. The principal business of Buselten is to function as a holding company. Buselten is the holder of 99.62% of the total outstanding shares in Karamko and, in such capacity, may be deemed to be a beneficial owner of the Shares held directly by Turkcell Holding, Cukurova Holding, Cukurova Investments and T. Genel Sigorta A.S. Current information concerning the identity and background of the directors and executive officers of Buselten is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                  SCHEDULE 13D                     Page 12 of 27

Karamko is a Turkish joint stock company, with its principal address at Buyukdere Caddesi Yapi Kredi Plaza A Blok Kat 15/1 Levent, Istanbul, Turkey. The principal business of Karamko is to function as a holding company. Karamko is the direct holder of 58.26% of the total outstanding shares in Cukurova Holding and directly and indirectly holds 94.82% thereof and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding, Cukurova Holding, Cukurova Investments and T. Genel Sigorta A.S. Current information concerning the identity and background of the directors and executive officers of Karamko is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Cukurova Holding is a Turkish joint stock company, with its principal address at Buyukdere Cad. Yapi Kredi Plaza A Blok K: 15 34330 Levent, Istanbul, Turkey. The principal business of Cukurova Holding is to function as a holding company. Cukurova Holding is the holder of 100% of the outstanding shares in Cukurova Finance International and 100% of the outstanding shares in Cukurova Investments and in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding, Cukurova Investments and T. Genel Sigorta A.S. Cukurova Holding is the direct holder of 7.43% of the total outstanding Shares in the Issuer. Current information concerning the identity and background of the directors and executive officers of Cukurova Finance International is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Cukurova Finance International is a British Virgin Islands company, with its principal address at P.O. Box 71 Craigmuir Chambers Road Town, Tortola, British Virgin Islands. The principal business of Cukurova Finance International is to function as a holding company. Cukurova Finance International is the holder of 51.0% of the total outstanding shares in Cukurova Telecom Holdings and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Cukurova Finance International is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Cukurova Telecom Holdings is a British Virgin Islands company, with its principal address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The principal business of Cukurova Telecom Holdings is to function as a holding company. Cukurova Telecom Holdings is the holder of 52.91% of the total outstanding shares in Turkcell Holding and, in such capacity, may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and executive officers of Cukurova Telecom Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Turkcell Holding is a Turkish joint stock company, with its principal address at Buyukdere Caddesi Yapi Kredi Plaza A Blok Kat 15 34330 Levent, Istanbul, Turkey. The principal business of Turkcell Holding A.S. is to function as a holding company. Turkcell Holding is the holder of 51.0% of the total outstanding Shares in the Issuer. Current information concerning the identity and background of the directors and executive officers of Turkcell Holding is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Cukurova Investments is a Netherlands Antilles company, with its principal address at De Ruyterkade 62, Curacao, Netherlands Antilles. The principal business of Cukurova Investments is to function as a holding company. Cukurova Investments is the direct holder

                                  SCHEDULE 13D                     Page 13 of 27

of 5.99% of the total outstanding Shares in the Issuer. Current information concerning the identity and background of the directors and executive officers of Cukurova Investments is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this
Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

Pursuant to the Subscription Agreement (as defined in Item 6), Alfa Telecom Turkey Limited ("Alfa Telecom Turkey"), a British Virgin Islands company, subscribed for a Convertible Bond (as defined in Item 6) and Special Share (as defined in Item 6) from Cukurova Telecom Holding for an aggregate purchase price of $1,593,000,000 (the "Alfa Subscription Price"). On November 25, 2005, the Convertible Bond was issued and immediately converted by Alfa Telecom Turkey into 49 shares in Cukurova Telecom Holding, representing 49.0% of the issued and outstanding share capital of Cukurova Telecom Holding, and in connection with such conversion the one special share was cancelled.

Pursuant to the Subscription Agreement, Cukurova Finance International borrowed $1,707,000,000 (the "Cukurova Subscription Price") from Alfa Telecom Turkey pursuant to a loan with a 6-year maturity.

Cukurova Telecom Holdings utilized the Alfa Subscription Price, plus the Cukurova Subscription Price which it received from Cukurova Finance International (which Cukurova Subscription Price was paid by Cukurova Finance International to subscribe for 49 additional shares in Cukurova Telecom Holdings, which, when added to the two shares in Cukurova Telecom Holdings previously held by Cukurova Finance International, represents 51.0% of the issued and outstanding share capital of Cukurova Telecom Holdings) to acquire as part of a series of transactions 241,428,327 shares in Turkcell Holding, representing 52.91% of the issued and outstanding share capital of Turkcell Holding, from Cukurova Holding and various of its affiliates, as further described in Item 6 hereof.

Cukurova Holding utilized a portion of the Cukurova Subscription Price to purchase shares of Turkcell Holding and the Issuer from Yapi ve Kredi Bankasi A.S. ("Yapi Kredi") in connection with its option to purchase shares of Turkcell Holding and the Issuer from Yapi Kredi, as further described in Item 6 hereof.

Item 4.  Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

                                  SCHEDULE 13D                     Page 14 of 27

Cukurova Telecom Holdings has acquired shares of Turkcell Holding from Cukurova Holding, and Cukurova Finance International transferred 49 shares of Cukurova Telecom Holdings to Alfa Telecom Turkey for investment purposes, in each case as more fully described below and in the documents described in Item 6 and attached as Exhibits hereto.

Pursuant to the shareholders agreement executed between Sonera Holding B.V. and Cukurova Holding, Cukurova Holding has a right to appoint four members and Sonera Holding B.V. has a right to appoint three members to the seven-member board of directors of Turkcell Holding and each Cukurova Holding and Sonera Holding B.V. has a right to nominate two individuals for the appointment to the seven-member board of directors of the Issuer. The shareholders agreement is set forth in Exhibit D hereto, which is incorporated by reference in response to this Item 5.

Pursuant to the terms of the Subscription Agreement, the Cukurova Parties (as defined in Item 6) undertook to take all steps necessary to ensure that two persons nominated by Alfa Telecom Turkey are placed on the board of directors of Turkcell Holding, two persons nominated by Alfa Telecom Turkey are nominated for election to the board of directors of the Issuer. Alfa Telecom Turkey and Cukurova Parties also agreed to further nominate another person jointly to the board of directors of the Issuer. As of the date of this Statement, the persons identified by Alfa Telecom Turkey have not yet been elected to the boards of directors of Turkcell Holding or the Issuer. As of the date of this Statement, the further person to be nominated jointly by Alfa Telecom Turkey and the Cukurova Parties has not been selected and has not been nominated for election to the board of directors of the Issuer. As directors of Turkcell Holding and the Issuer, these directors may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment. As part of their effort to maximize the value of their direct and indirect investment, the Reporting Persons may, from time to time, consider, evaluate, and propose various possible transactions involving the Issuer or its subsidiaries, which could include, among other things:

(i) the possible direct or indirect acquisition of additional securities of the Issuer;

(ii) the possible disposition of any securities of the Issuer owned directly or indirectly by them;

(iii) possible extraordinary corporate transactions (such as a merger, consolidation, or reorganization) involving the Issuer or any of its subsidiaries; or

(iv) the possible sale or transfer of a material amount of assets of Issuer or its subsidiaries.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations, or other factors.

                                  SCHEDULE 13D                     Page 15 of 27

Item 5.  Interest in Securities of the Issuer

(a) (i) As described in Item 6, which is incorporated by reference into this
Item 5, Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer, by virtue of Cukurova Telecom Holdings' ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding.

Furthermore, each of Mehmet Emin Karamehmet, Buselten, Karamko and Cukurova Holding may be deemed the beneficial owner of the 1,196,407,947.794 Shares, representing approximately 64.5% of the total number of Shares outstanding, by virtue of (i) the 945,992,544,110 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer, through Cukurova Finance International, a wholly owned subsidiary of Cukurova Holding that holds 51.0% of the issued and outstanding share capital of Cukurova Telecom Holdings and the rights that Cukurova Finance International has by virtue of such holding and the terms of the Shareholders Agreement (as defined in Item 6);
(ii) the 137,864,095.015 Shares directly held by Cukurova Holding representing 7.43% of the total outstanding Shares in the Issuer; (iii) the 111,172,778.485 Shares held by Cukurova Investments representing 5.99% of the total outstanding Shares in the Issuer; and (iv) 1,378,530.184 Shares directly held by T. Genel Sigorta A.S., an affiliated company of Cukurova Holding representing 0.07% of the total outstanding Shares in the Issuer.

Cukurova Finance International may be deemed the beneficial owner of the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, through its holding of 51.0% of the issued and outstanding share capital of Cukurova Telecom Holdings and the rights that it has by virtue of such holding and the terms of the Shareholders Agreement (as defined in Item 6).

Cukurova Investments may be deemed the beneficial owner of the 111,172,778.485 Shares directly held by it, representing 5.99% of the issued and outstanding share capital of the Issuer.

To the best of the Reporting Persons' knowledge, other than the Reporting Persons and other than the persons identified below, none of the persons named in Item 2 beneficially owns any Shares: (a) Mehmet Emin Karamehmet may be deemed the beneficial owner of the 37,998.638 Shares directly held by him, representing 0.002% of the issued and outstanding share capital of the Issuer; (b) Bulent Ergin may be deemed the beneficial owner of the 21,692 Shares directly held by him, representing 0.001% of the issued and outstanding share capital of the Issuer; (c) Sadi Gucum may be deemed the beneficial owner of the 6,059.292 Shares directly held by him, representing 0.0% of the issued and outstanding share capital of the Issuer; and (d) Semra Gokalp may be deemed the beneficial owner of the 1,093.08 Shares directly held by her, representing 0.0% of the issued and outstanding share capital of the Issuer.

(ii) Cukurova Finance International, Cukurova Telecom Holdings and Alfa Telecom Turkey have entered into a Shareholders Agreement with respect to Cukurova Finance International's and Alfa Telecom Turkey's ownership interests in Cukurova Telecom Holdings, as described in Item 6 hereof, which, among other things, contains a provision requiring that if and to the extent certain persons affiliated with Cukurova Finance International and/or Alfa Telecom Turkey hold Shares, other than those Shares held by Cukurova Telecom Holdings, Cukurova Finance International or Alfa Telecom Turkey, as the case may be, will procure that such

                                  SCHEDULE 13D                     Page 16 of 27

Shares are voted as agreed between Cukurova Finance International and Alfa Telecom Turkey at the board of directors of Cukurova Telecom Holdings. As a result, the Reporting Persons may be deemed to be part of a group with Alfa Telecom Turkey within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by Alfa Telecom Turkey, its 100% owner Alfa Finance Holdings SA, or any of their affiliates (together, the "Alfa Group"), for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of November 25, 2005, the Alfa Group may be deemed to beneficially own the Shares held by Turkcell Holding. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by the Alfa Group (other than Turkcell Holding).

(b) As described in Item 6, which is incorporated by reference into this Item 5, Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings' 52.91% interest in Turkcell Holding. Turkcell Holding may be deemed to have the sole power to vote, or direct the vote, and sole power to dispose and direct the disposition of, the 945,992,544.110 Shares representing 51.0% of the total number of Shares of the Issuer.

Each of Mehmet Emin Karamehmet, Buselten, Karamko and Cukurova Holding may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 250,415,403.684 Shares as a result of (i) the direct ownership by Cukurova Holding of 137,864,095.015 Shares (representing 7.43% of the total number of Shares outstanding), (ii) the direct ownership by Cukurova Investments of 111,172,778.485 Shares (representing 5.99% of the total number of Shares outstanding and (iii) the direct ownership by T. Genel Sigorta A.S. of 1,378,530.184 Shares (representing 0.07% of the total number of Shares outstanding). Each of Cukurova Holding, Cukurova Investments and T. Genel Sigorta A.S. may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares directly owned by it.

Each of Mehmet Emin Karamehmet, Buselten, Karamko, Cukurova Holding and Cukurova Finance International may also be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 945,992,544.110 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Each of Mehmet Emin Karamehmet, Buselten, Karamko, Cukurova Holding and Cukurova Finance International share such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Alfa Telecom Turkey by virtue of Alfa Telecom Turkey's and Cukurova Finance International's joint ownership of Cukurova Telecom Holdings (in which Cukurova Finance International holds 51.0% of the ownership interest and Alfa Telecom Turkey holds the remaining 49.0% interest) and the provisions of the Shareholders Agreement (as defined in Item
6). The Reporting Persons do not know, or have reason to know, the information required by Item 2 with respect to the entities within Alfa Group that may be deemed to share such power with the Reporting Persons. Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by such entities for information required by
Item 2.

                                  SCHEDULE 13D                     Page 17 of 27

To the best of the Reporting Persons' knowledge, other than the Reporting Persons other than the persons identified below, none of the persons named in
Item 2 has the sole or shared power to vote or direct the voting of, or to dispose or direct the disposition of, any Shares: (a) Mehmet Emin Karamehmet may be deemed the beneficial owner of the 37,998.638 Shares directly held by him, representing 0.002% of the issued and outstanding share capital of the Issuer;
(b) Bulent Ergin may be deemed the beneficial owner of the 21,692 Shares directly held by him, representing 0.001% of the issued and outstanding share capital of the Issuer; (c) Sadi Gucum may be deemed the beneficial owner of the 6,059.292 Shares directly held by him, representing 0.0% of the issued and outstanding share capital of the Issuer; and (d) Semra Gokalp may be deemed the beneficial owner of the 1,093.08 Shares directly held by her, representing 0.0% of the issued and outstanding shares capital of the Issuer.

(c) To the best of the Reporting Persons' knowledge, there have been no transactions effected with respect any Shares during the past 60 days by any of the persons named in response to Item 2.

(d) Sonera Holding B.V. is the holder of 47.09% of the shares of Turkcell Holding, and as such has the right to receive 47.09% of any dividends from, or the proceeds from the sale of, the Shares held by Turkcell Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cukurova Holding was one of the founding shareholders of the Issuer in 1993 together with four other founding shareholders (Posti-ja Telelaitos; Ericcson Telekommunikasyon A.S.; Kavala Yatirim A.S. and Huseyin Murat Vargi). Cukurova Holding and its affiliates were the holders of 52.91% of the total outstanding Shares of the Issuer at the time of its establishment.

In 2000, Turkcell Holding was formed as a joint venture company among Sonera Holding B.V. Cukurova Holding and various Cukurova Holding affiliated companies. Turkcell Holding has been the holder of 51.0% of the total outstanding Shares in the Issuer since 2000. The Cukurova affiliated companies had the right to appoint four members of the seven-member board of directors of Turkcell Holding and to nominate two members of the seven-member board of directors of the Issuer. Certain Shares beneficially owned by Mehmet Emin Karamehmet continued to be held in affiliated companies. In 2000, the Issuer completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange.

On June 18, 2002, the Banking Regulatory and Supervision Agency of the Republic of Turkey (the "BRSA") transferred the management and supervision of Pamukbank T.A.S. to the Savings Deposit Insurance Fund of the Republic of Turkey (the "SDIF"). Mehmet Emin Karamehmet, Cukurova Holding and other affiliated companies of Mehmet Emin Karamehmet (the "Cukurova Group") and the BRSA reached an agreement in 2003 whereby the Cukurova Group agreed to purchase 70,384,299,726Turkcell Holding shares owned by Pamukbank T.A.S. and they were transferred to Cukurova Group within the same year.

On September 28, 2005, the Cukurova Group transferred its shares in Yapi Kredi to Kocbank A.S. As a result of such transaction, the Shares of the Issuer owned by Yapi Kredi (approximately 2.9% of the total Shares then outstanding) and the shares of Turkcell Holding

                                  SCHEDULE 13D                     Page 18 of 27

owned by Yapi Kredi (approximately 20.02% of the total shares then outstanding) were indirectly owned by Kocbank A.S. although Cukurova Holding retained an option to purchase such Shares of the Issuer and shares of Turkcell Holding. On November 25, 2005, Cukurova Holding exercised its option to purchase 91,371,168 (representing 20.02%) of the shares in Turkcell Holding and 54,527,523 (representing 2.94%) of the Shares in the Issuer. The shares in Turkcell Holding were acquired through a series of transactions on the same day by Cukurova Telecom Holding, and the Shares in the Issuer were purchased by Cukurova Investments.

On June 1, 2005, Alfa Telecom Turkey, Cukurova Finance International and Cukurova Holding (together with Cukurova Finance International, the "Cukurova Parties") entered into a subscription agreement (the "Subscription Agreement"). A copy of the Subscription Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Pursuant to the terms of the Subscription Agreement, (i) Cukurova Holding was obligated to consolidate its and its affiliates' interests and holdings in Turkcell Holding (except for three shares which remained with Cukurova Holding and two affiliates to meet certain Turkish corporate law requirements), which amounted to 241,428,327 shares in Turkcell Holding, representing 52.91% of the issued and outstanding shares of Turkcell Holding (which amount included 150,057,158 shares held directly by Cukurova Holding and various of its affiliates immediately prior to closing of the transactions, representing 32.89% of the issued and outstanding shares of Turkcell Holding, and the 91,371,168 shares over which Cukurova Holding had an option to purchase from Yapi Kredi, representing 20.02% of the shares in Turkcell Holding), into Cukurova Telecom Holdings, (ii) Cukurova Finance International was to subscribe for 49 shares in Cukurova Telecom Holdings for an amount that, when combined with the Alfa Subscription Price, would be sufficient to accomplish such consolidation, and which 49 shares would, following the conversion of the Convertible Bond (as described below), represent 51.0% of the issued and outstanding share capital of Cukurova Telecom Holdings, and (iii) Alfa Telecom Turkey would subscribe for a convertible bond (the "Convertible Bond") and one share (the "Special Share"), both issued by Cukurova Telecom Holdings, in return for the payment by Alfa Telecom Turkey to Cukurova Telecom Holding of aggregate consideration equal to the Alfa Subscription Price. The Convertible Bond would be convertible into 49 shares of Cukurova Telecom Holdings, which following such conversion would represent 49.0% of the issued and outstanding share capital of Cukurova Telecom Holding. Upon conversion of the Convertible Bond, the Special Share would be cancelled by Cukurova Telecom Holdings. Turkcell Holding held at the time of the execution of the Subscription Agreement, and still holds, 945,992,544.110 shares of the Issuer, representing 51.0% of the issued and outstanding share capital of the Issuer.

Consummation of the transactions was subject to a number of contingencies outside our control. On November 25, 2005, the final conditions precedent contained in the Subscription Agreement were satisfied and the transactions contemplated by the Subscription Agreement, and described above, were completed, resulting in Cukurova Telecom Holdings owning 241,428,327 shares in Turkcell Holding, representing 52.91% of the issued and outstanding share capital of Turkcell Holding and Cukurova Finance International and Alfa Telecom Turkey owning 51 and 49 shares in Cukurova Telecom Holdings, respectively, representing 51.0% and 49.0% of the issued and outstanding share capital of Cukurova Telecom Holdings, respectively. Subsequently, Cukurova Telecom Holding agreed to be bound by the terms of

                                  SCHEDULE 13D                     Page 19 of 27

the shareholders agreement executed between Sonera Holding B.V. and Cukurova Parties and signed the shareholders agreement.

Cukurova Holding has a right to appoint four members to the seven-member board of directors of Turkcell Holding and nominate two individuals for the appointment to the seven-member board of directors of the Issuer, pursuant to the shareholders agreement with Sonera Holding B.V. Pursuant to the Subscription Agreement, the Cukurova Parties undertook to take all steps necessary to ensure that two persons nominated by Alfa Telecom Turkey are placed on the board of directors of Turkcell Holding, two persons nominated by Alfa Telecom Turkey are placed on the board of directors of the Issuer, and a further person nominated jointly by Alfa Telecom Turkey and the Cukurova Parties is placed on the board of directors of the Issuer.

On September 20, 2005, Alfa Telecom Turkey, Cukurova Finance International, and Cukurova Telecom Holdings entered into a shareholders agreement relating to Alfa Telecom Turkey's and Cukurova Finance International's interest as shareholders in Cukurova Telecom Holdings (the "Shareholders Agreement"). The Shareholders Agreement was contemplated by the terms of the Subscription Agreement and was to be executed at the completion of the transactions contemplated by the Subscription Agreement. However, in response to the requirement of the Turkish Capital Markets Board, Alfa Telecom Turkey, Cukurova Finance International, and Cukurova Telecom Holdings executed the Shareholders Agreement on September 20, 2005, notwithstanding that the transactions contemplated the Subscription Agreement had not been completed and, as a result thereof, that at that time Alfa Telecom Turkey held no interest in Cukurova Telecom Holdings and Cukurova Telecom Holdings held no interest in Turkcell Holding. A copy of the Shareholders Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

The foregoing descriptions of the Subscription Agreement and the Shareholders Agreement do not purport to be complete and are qualified in their entirety by the terms of such agreements, which are incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

                                  SCHEDULE 13D                     Page 20 of 27

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

MEHMET EMIN KARAMEHMET

December 5, 1005
-------------------------------------
Date

/s/ Mehmet Emin Karamehmet
-------------------------------------
Signature


BUSELTEN FINANCE S.A.

December 5, 1005
-------------------------------------
Date

/s/ Mehmet Emin Karamehmet
-------------------------------------
Signature

Mehmet Emin Karamehmet, Attorney
-------------------------------------
Name/Title


KARAMKO IMALAT ZIRAAT ENDUSTRI VE TICARET A.S.

December 5, 1005
-------------------------------------
Date

/s/ Mehmet Emin Karamehmet
-------------------------------------
Signature

Mehmet Emin Karamehmet, Member of the
-------------------------------------
Board of Directors
-------------------------------------
Name/Title

                                  SCHEDULE 13D                     Page 21 of 27

CUKUROVA HOLDING A.S.

December 5, 2005                             December 5, 2005
-----------------------------------          -----------------------------------
Date                                         Date

/s/ Mehmet Emin Karamehmet                   /s/ Fikri Sadi Gucum
-----------------------------------          -----------------------------------
Signature                                    Signature

/s/ Mehmet Emin Karamehmet, Chairman         /s/ Fikri Sadi Gucum, Vice Chairman
-----------------------------------          -----------------------------------
of the Board of Directors                     of the Board of Directors
-----------------------------------          -----------------------------------
Name/Title                                   Name/Title


CUKUROVA FINANCE INTERNATIONAL LIMITED

December 5, 1005
-------------------------------------
Date

/s/ Hikmet Yasemin Cetinalp
-------------------------------------
Signature

Hikmet Yasemin Cetinalp, Sole Director
--------------------------------------
Name/Title


CUKUROVA TELECOM HOLDINGS LIMITED

December 5, 1005
-------------------------------------
Date

/s/ Hikmet Yasemin Cetinalp
-------------------------------------
Signature

Hikmet Yasemin Cetinalp, Director
-------------------------------------
Name/Title

                                  SCHEDULE 13D                     Page 22 of 27

TURKCELL HOLDING A.S.

December 5, 2005                             December 5, 2005
-----------------------------------          -----------------------------------
Date                                         Date

/s/ Mehmet Emin Karamehmet                   /s/ Osman Berkmen
-----------------------------------          -----------------------------------
Signature                                    Signature

/s/ Mehmet Emin Karamehmet, Chairman         /s/ Osman Berkman, Member of the
-----------------------------------          -----------------------------------
of the Board of Directors                    Board of Directors
-----------------------------------          -----------------------------------
Name/Title                                   Name/Title


CUKUROVA INVESTMENTS N.V.

December 5, 2005                             December 5, 2005
-----------------------------------          -----------------------------------
Date                                         Date

/s/ Hikmet Yasemin Cetinalp                  /s/ Fikri Sadi Gucum
-----------------------------------          -----------------------------------
Signature                                    Signature

/s/ Hikmet Yasemin Cetinalp,                 /s/ Fikri Sadi Gucum, Managing
-----------------------------------          -----------------------------------
Managing Director                            Director
-----------------------------------          -----------------------------------
Name/Title                                   Name/Title

                                  SCHEDULE 13D                     Page 23 of 27

                                     ANNEX A


Directors and Officers of Buselten Finance S.A.

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Luis Antonio Davis Garcia               President of Buselten Finance S.A.   53rd Street Urbanizacion Obarrio
President                                                                    Swiss Tower 16th Floor c/o Morgan&
(Panama)                                                                     Morgan Panama, Republic of Panama

Silvia Miranda Clarke Batista           Director of Buselten Finance S.A.    53rd Street Urbanizacion Obarrio
Director                                                                     Swiss Tower 16th Floor c/o Morgan&
(Panama)                                                                     Morgan Panama, Republic of Panama

Pamela Damaris Hall Rowe                Director of Buselten Finance S.A.    53rd Street Urbanizacion Obarrio
Director                                                                     Swiss Tower 16th Floor c/o Morgan&
(Panama)                                                                     Morgan Panama, Republic of Panama


Directors and Officers of Karamko Imalat Ziraat Endustri ve Ticaret A.S.

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Ali Samsa Karamehmet                    Member of the Board of Directors     Buyukdere Cad.
President                               of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Mehmet Emin Karamehmet                  Chairman of the Board of Directors   Buyukdere Cad.
Vice Chairman                           of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Semra Gokalp                            Member of the Board of Directors     Buyukdere Cad.
Director                                of Karamko Imalat Ziraat Endustri    Yapi Kredi Plaza A Blok
(Turkey)                                ve Ticaret A.S.                      K:15 34330
                                                                             Levent, Istanbul, Turkey

                                  SCHEDULE 13D                     Page 24 of 27

Directors and Officers of Cukurova Holding A.S.

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Mehmet Emin Karamehmet                  Chairman of the Board of Directors   Buyukdere Cad.
Chairman                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Ali Samsa Karamehmet                    Vice Chairman of the Board of        Buyukdere Cad.
Vice Chairman                           Directors of Cukurova Holding A.S.   Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Fikri Sadi Gucum                        Member of the Board of Directors     Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Mehmet Bulent Ergin                     Member of the Board of Directors     Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Ali Tugrul Tokgoz                       Member of the Board of Directors     Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey


Directors and Officers of Cukurova Finance International Limited

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Hikmet Yasemin Cetinalp                 Auditor of Cukurova Holding A.S.     Buyukdere Cad.
Sole Director                                                                Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

                                  SCHEDULE 13D                     Page 25 of 27

Directors and Officers of Cukurova Telecom Holdings Limited

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Leonid Reznikovich                      Chief Executive Officer - Alfa       21 Novy Arbat Street
Director                                Telecom                              119019 Moscow, Russia
(Russia)

Oleg Malis                              Senior Vice President, Asset         21 Novy Arbat Street
Director                                Management - Alfa Telecom            119019 Moscow Russia
(Russia)

Mehmet Emin Karamehmet                  Chairman of the Board of Directors   Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Osman Berkmen                           Member of the Board of Directors     Buyukdere Cad.
Director                                of BMC Sanayi ve Ticaret A.S.        Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Hikmet Yasemin Cetinalp                 Auditor of Cukurova Holding A.S.     Buyukdere Cad.
Director                                                                     Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey


Directors and Officers of Turkcell Holding A.S.

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Mehmet Emin Karamehmet                  Chairman of the Board of Directors   Buyukdere Cad.
Chairman                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Osman Berkmen                           Member of the Board of Directors     Buyukdere Cad.
Director                                of BMC Sanayi ve Ticaret A.S.        Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Mehmet Bulent Ergin                     Member of the Board of Directors     Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

                                  SCHEDULE 13D                     Page 26 of 27

Name/Title/Citizenship                  Principal Occupation                 Business Address
----------------------                  --------------------                 ----------------

Ali Tugrul Tokgoz                       Member of the Board of Directors     Buyukdere Cad.
Director                                of Cukurova Holding A.S.             Yapi Kredi Plaza A Blok
(Turkey)                                                                     K:15 34330
                                                                             Levent, Istanbul, Turkey

Kim Juhani Ignatius                     Executive Vice President Chief       Rodezand 34 k
Director                                Financial Officer of Sonera          3011 AN Rotterdam, the Netherlands
(the Netherlands)                       Holding B.V.

Esko Juhani Rytkonen                    Senior Vice President Responsible    Rodezand 34 k
Director                                for Corporate International          3011 AN Rotterdam, the Netherlands
(the Netherlands)                       Affairs of Sonera Holding B.V.

Erdal Asim Durukan                      Member of the Board of Directors     Gurtel Telekomunikasyon ve Yatirim
Director                                of Turkcell Iletisim Hizmetleri      Dis Ticaret A.S.
(Turkey)                                A.S.                                 Yapi Kredi Plaza A Blok K: 15
                                                                             Levent, Istanbul, Turkey

                                  SCHEDULE 13D                     Page 27 of 27

                                  EXHIBIT INDEX

Exhibit A      Joint Filing Agreement, dated as of December 5, 2005, by and among Cukurova Telecom Holdings Limited, Mr. Mehmet Emin
               Karamehmet, Buselten, Karamko, Cukurova Holding, Cukurova Finance
               International, Turkcell Holding.

Exhibit B      Subscription Agreement, dated June 1, 2005, by and among Alfa
               Telecom Turkey Limited, Cukurova Holding A.S., and Cukurova
               Finance International Limited.

Exhibit C      Shareholders Agreement, dated September 20, 2005, by and among
               Alfa Telecom Turkey Limited, Cukurova Finance International
               Limited, and Cukurova Telecom Holdings Limited.

Exhibit D      Shareholders Agreement, dated October 21, 1999 between Sonera
               Corporation, Cukurova Holding A.S., Yapi ve Kredi Bankasi A.S.,
               Pamukbank T.A.S., Turkiye Genel Sigorta A.S., and Pamuk Factoring
               A.S.

Exhibit E      A confirmed copy of the Power of Attorney authorizing Mr. Mehmet
               Emin Karamehmet to sign this Schedule 13D on behalf of Buselten
               Finance S.A.